Exhibit 17.1

                               Robert D. Sanderson
                               11 Deer Park Avenue
                              San Rafael, CA 94901

April 23, 2001



Dr. Robert M. Oliver, Chairman
Fair, Isaac & Co., Inc.
200 Smith Ranch Road
San Rafael, CA  94903

Dear Dr. Oliver:

I hereby resign as a Director of Fair, Isaac effective immediately.

I am resigning because I disagree with the rest of the Board's willingness to grant 100,000 stock options to Tom Grudnowski in fiscal 2001. This was an incorrect decision for two principal reasons.

First, the Company's 1992 Long-Term Incentive Plan limits the number of options which may be granted to any one employee to 50,000 a year. While it may be legal to grant Mr. Grudnowski 100,000 options, doing so would violate the spirit of the agreement among the Company, the Board and the shareholders embodied in the plan.

Second, Mr. Grudnowski doesn't deserve the grant. He was hired to get the Company growing again and to develop Internet-based new business. During his tenure as CEO revenue growth has been below the Company's long-term record, and revenues from new business have been miniscule. He has not earned the reward of an extraordinary option grant.

It is my hope that the Board will conclude, as I have, that the Company will not achieve long-term success with Mr. Grudnowski in charge and that the best way to increase shareholder value is to sell the Company.

Sincerely,



Robert D. Sanderson